Contact

www.linkedin.com/in/walter-kerpa-a18b304 (LinkedIn)

Top Skills

New Business Development

Fundraising

Business Development

Walter Kerpa

Beverage

San Diego, California, United States

Experience

Uncle Ed's Damn Good Vodka

Chief Executive Officer

June 2021 - Present (1 year 5 months)

San Diego, California, United States

American Revolution vodka

Manager

October 2010 - Present (12 years 1 month)

Boise, Idaho, United States

Distilled Spirits USA

CEO

October 2010 - September 2022 (12 years)

Boise, Idaho, United States

The Brain Treatment Center

Director Of Business Development

June 2015 - April 2017 (1 year 11 months)

Newport Beach CA

Developed strategic growth and partnerships for an off label treatment and research center focusing on non-invasive neuromodulation.

Kerpa Construction llc

Builder

February 1995 - August 2010 (15 years 7 months)

Boise, Idaho, United States

Residential and hillside construction and design, light commercial and TI.

Education

Boise State University

· (October 1994 - December 1996)

Defense Language Institute Foreign Language Center

· (October 1990 - August 1992)

Defense Language Institute Foreign Language Center

Czech Language and Literature · (October 1990 - April 1992)